1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 8, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct 8, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2015: On a consolidated basis, revenues for September 2015 were approximately NT$64.51 billion, a decrease of 3.8 percent from August 2015 and a decline of 13.8 percent versus September 2014. Revenues for January through September 2015 totaled NT$639.98 billion, an increase of 18.5 percent compared to the same period in 2014.

TSMC September Revenue Report (Consolidated):

(Unit: NT$ million)
Period	September 2015	August 2015	M-o-M Increase (Decrease) %	September 2014	Y-o-Y Increase (Decrease) %	January to September 2015	January to September 2014	Y-o-Y Increase (Decrease) %
Net Revenues	64,514	67,038	(3.8)	74,846	(13.8)	639,979	540,285	18.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2015.

1.	Sales volume (in NT$ thousands)

Period	Items	2015	2014
September	Net sales	64,514,083	74,846,313
Jan.-Sep.	Net sales	639,978,805	540,285,390

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	50,638,715	5,297,866

*	The borrower is TSMC Solar.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	266,645,095	52,097,217

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	28,499,360	—
	Mark to Market Profit/Loss	(133,688)	—
	Unrealized Profit/Loss	(53,815)	262,571
Expired Contracts	Notional Amount	439,903,078	62,155,950
	Realized Profit/Loss	(1,611,392)	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	6,172,964	—
	Mark to Market Profit/Loss	14,119	—
	Unrealized Profit/Loss	(1,084)	—
Expired Contracts	Notional Amount	48,275,015	—
	Realized Profit/Loss	19,229	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,951,971	3,216,025
	Mark to Market Profit/Loss	13,844	25,197
	Unrealized Profit/Loss	2,508	3,305
Expired Contracts	Notional Amount	14,080,553	25,556,288
	Realized Profit/Loss	60,444	2,205
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	731,895	—
	Mark to Market Profit/Loss	96,153	—
	Unrealized Profit/Loss	16,301,267	—
Expired Contracts	Notional Amount	52,016,186	—
	Realized Profit/Loss	(15,939,359)	—
Equity price linked product (Y/N)		Y	—